

January 27, 2017

Mail Stop 4631

Via E-mail
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

      Re: AECOM
              Form 10-K for Fiscal Year Ended September 30, 2016
              Filed November 16, 2016
              File No. 0-52423

Dear Mr. Rudd:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Consolidated Results, page 45

1. As previously requested, please provide an analysis of the material factors impacting the effective tax rate for each period presented, including whether the factors are expected to have a continuing impact. Other than your analysis of the reversal of the valuation allowance, it would appear an analysis should have been provided for the exclusion of tax on non-controlling interests, income tax credits and incentives, foreign tax rate differential, tax exempt income, changes in tax rates, and foreign residual income line items from your reconciliation on page 112. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance along with comment 3 in our letter dated December 17, 2015, and your corresponding response letter dated January 20, 2016.

Note 6- Joint Ventures and Variable Interest Entities, page 93

2. We note that equity in earnings of joint ventures is 83% of income before income tax (benefit) expense. Please confirm that none of your equity method investments meet the significance thresholds referenced in Article 3-09 of Regulation S-X for any of the three fiscal years presented.

Note 16 – Other Financial Information, page 117

3. We note your disclosure that you recorded revenue and a non-current asset related to the expected accelerated recovery of a pension related entitlement from the federal government of approximately $50 million. Please tell us and expand your disclosures to discuss the nature and reasons behind the entitlement and the facts and circumstances that gave rise to its recovery from the federal government. In providing your response, please tell us how you determined the entitlement met the characteristics to be classified as revenue.

Item 9A. Controls and Procedures, page 135

4. Please tell us how you determined that the material weakness identified as of September 30, 2015, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

5. We note that you amended your fiscal year 2015 Form 10-K on August 10, 2016, to identify a material weakness as of September 30, 2015. Please provide us with a comprehensive discussion of the control deficiencies and the nature of the material weakness, including when the material weakness first began, and how you discovered the control deficiencies that led to the material weakness. As part of your response, please tell us if these were identified control deficiencies as of September 30, 2015 or earlier that were not raised to the level of a material weakness until the filing of your amendment to the 2015 Form 10-K.

6. We note that you determined the material weakness led to an immaterial error that you recognized during the third quarter of fiscal year 2016. The disclosures in Note 1 to this Form 10-Q notes that errors relate to acquisition accounting for URS Corporation, which was acquired on 10/17/14. Please provide us with a comprehensive explanation of the errors identified and the correction you made to your consolidated balance sheet and statement of operations, including how those errors stem from the material weakness as of September 30, 2015. Your response should also address why you identified the

changes to the balance sheet accounts as an error in acquisition accounting rather than post-measurement period items that would be reflected in your consolidated statement of operations.

7. Please help us understand how your description of the changes in internal control over financial reporting that occurred during the fourth quarter of fiscal year 2016 to address the material weakness identified and disclosed in the amended 2015 Form 10-K filed on August 10, 2016, adequately explains to investors the specific changes to your control environment.

Form 8-K Filed November 14, 2016

8. Please present the most comparable GAAP measure with equal or greater prominence when presenting a non-GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K. In this regard, we note your presentation of the year-over-year percent change non-GAAP presentations, effective tax rate for adjusted earnings under the Tax Rate section, free cash flow under the Cash Flow section. See the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

9. Please provide a quantitative reconciliation with respect to your forward looking non-GAAP effective tax rate and interest excluding amortization of deferred financing fees guidance, or provide the disclosures required when the reconciliation is omitted per Item 10(e)(1)(i)(b) of Regulation S-K. See the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

10. Please tell us how you considered the guidance in Question 100.03 of the updated Non GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 for your non-GAAP measures that exclude losses and expenses related to the URS acquisition, but do not appear to provide for adjustments to exclude income or gains related to your acquisition of URS. Examples include the margin fair value liability and the favorable resolution of legal matters.

Definitive 14A
Summary Compensation Table, page 61

11. Item 402 of Regulation S-K requires that you quantify in a footnote any perquisite "that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer." It appears from your disclosure that you may have perquisites that require quantification. If so, please provide the staff with revised disclosure in your response and revise future filings to provide this information for investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464, or in her absence, Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction